Exhibit 21.1

Subsidiaries of the Registrant

#	Name	Jurisdiction of Incorporation or Organization
1	PicS Ltd.	Cayman

2	PicS Holding Ltda.	Brazil

3	PicPay Instituição de Pagamento S.A.	Brazil

4	PicPay Bank – Banco Múltiplo S.A.	Brazil

5	Crednovo Sociedade de Empréstimo Entre Pessoas S.A.	Brazil

6	PicPay Invest Distribuidora de Títulos e Valores Mobiliários Ltda.	Brazil

7	Guiabolso Correspondente Bancário e Serviços Ltda.	Brazil

8	Guiabolso Pagamentos Ltda.	Brazil

9	BX Negócios Inteligentes Ltda.	Brazil

10	Fundo de Investimentos em Direitos Creditórios Não- Padronizados PicPay I	Brazil

11	Fundo de Investimentos em Direitos Creditórios PicPay FGTS	Brazil

12	PicPay Participações e Investimentos Ltda.	Brazil

13	Nosso Time iGaming S.A.	Brazil

14	PicPay Holding Ltda.	Brazil

15	Zem Collection Ltda.	Brazil

16	FIDC Somacred Vega Sicilia Assistência Financeira	Brazil